UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: May 24, 2022	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Compañía Industrial
Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of March 31, 2022 and for the three- month periods ended March 31, 2022 and 2021

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Borrowings
21 Accounts payable
22 Provisions
23 Tax liabilities
24 Cash and cash equivalents
25 Financial instruments
26 Non-cash transactions
27 Segment information
28 Compromises
29 Ferrosur Roca S.A. concession and related rail services
30 Argentine economic context
31 Effects of COVID-19 on the Group
32 Officially stamped books
33 Subsequent events

Information Report

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Three months
	Notes	03.31.2022	03.31.2021

Revenues	4	19,309,788	20,436,019
Cost of sales	5	(12,866,977)	(13,028,676)
Gross profit		6,442,811	7,407,343

Selling and administrative expenses	6	(1,826,857)	(1,673,602)
Other gains and losses	7	30,101	66,245

Tax on bank accounts debits and credits	8	(191,375)	(193,998)

FINANCIAL RESULTS, NET
Exchange rate differences	9	(153,471)	32,630
Gain on net monetary position		848,580	865,534
Financial income	9	18,483	64,948
Financial expenses	9	(492,557)	(743,774)
Profit before tax		4,675,715	5,825,326

INCOME TAX EXPENSE
Current	10	(1,892,386)	(2,411,512)
Deferred	10	350,813	568,691
NET PROFIT FOR THE PERIOD		3,134,142	3,982,505

Net income attributable to:
Owners of the parent company		3,168,431	4,033,725
Non-controlling interest		(34,289)	(51,220)
Net profit		3,134,142	3,982,505

Earnings per share (basic and diluted) in pesos	11	5.4067	6.7716

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	03.31.2022	12.31.2021
ASSETS
Non-current assets
Property, plant and equipment	12	92,952,941	94,359,075
Right of use of assets	16	334,818	359,678
Intangible assets		304,016	335,538
Investments	18	6,098	6,098
Goodwill		60,824	60,824
Inventories	13	3,814,945	3,579,566
Other receivables	15	800,292	806,853
Total non-current assets		98,273,934	99,507,632

Current assets
Inventories	13	11,370,372	10,094,954
Other receivables	15	1,243,213	1,382,216
Trade accounts receivable	17	4,577,523	4,597,317
Investments	18	4,867,752	5,734,210
Cash and banks		270,320	383,880
Total current assets		22,329,180	22,192,577
Total assets		120,603,114	121,700,209

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF MARCH 31, 2022 AND DECEMBER 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	03.31.2022	12.31.2021
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	23,065,063	23,640,782
Reserves		52,682,686	52,682,686
Retained earnings		10,812,576	7,644,145
Equity attributable to the owners of the Company		86,560,325	83,967,613
Non-controlling interests		160,332	194,621
Total shareholders’ equity		86,720,657	84,162,234

LIABILITIES
Non-current liabilities
Borrowings	20	323,452	462,786
Provisions	22	636,354	658,500
Salaries and social security payables		45,147	58,664
Lease liabilities	16	240,964	272,975
Other liabilities		157,933	165,553
Deferred tax liabilities	10	16,261,034	16,611,847
Total non-current liabilities		17,664,884	18,230,325

Current liabilities
Borrowings	20	669,296	2,451,892
Accounts payable	21	7,936,548	9,141,968
Advances from customers		732,041	1,191,424
Salaries and social security payables		2,328,622	2,361,400
Tax liabilities	23	4,312,504	3,883,009
Lease liabilities	16	78,988	92,324
Other liabilities		159,574	185,633
Total current liabilities		16,217,573	19,307,650
Total liabilities		33,882,457	37,537,975
Total shareholders’ equity and liabilities		120,603,114	121,700,209

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2022
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury stock shares premium	Treasury stocks trading premium	Merger premium	Cost of treasury stock	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non-controlling interest	Total
Balances as of January 1, 2022	58,743	860	8,238,345	120,556	13,153,072	2,047,885	-	2,745,918	(2,770,875)	46,278	1,683,701	13,143	50,985,842	7,644,145	83,967,613	194,621	84,162,234

Acquisition of treasury stock (Note 19)	(203)	203	(28,460)	28,460	(483,450)	483,450		-	(609,074)						(609,074)		(609,074)

Share-based payment plans (Note 14)										33,355					33,355		33,355

Granting of share-based plans	5	(5)	706	(706)	11,994	(11,994)	8,243		7,624	(15,867)					-		-

Net income for the period														3,168,431	3,168,431	(34,289)	3,134,142
Balances as of March 31, 2022	58,545	1,058	8,210,591	148,310	12,681,616	2,519,341	8,243	2,745,918	(3,372,325)	63,766	1,683,701	13,143	50,985,842	10,812,576	86,560,325	160,332	86,720,657

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF MARCH 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital	Capital corresponding to treasury shares	Capital Adjustments	Capital adjustments of own shares	Share premium	Share premium for treasury shares	Merger premium	Cost of treasury shares	Legal reserve	Environmental reserve	Optional reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total
Balances as of January 1, 2021	59,603	-	8,358,901	-	15,200,957	-	2,745,918	-	1,683,701	13,143	31,099,132	19,886,710	79,048,065	475,161	79,523,226

Purchase of treasury shares (Note 19)	(145)	145	(20,301)	20,301	(344,866)	344,866		(395,872)					(395,872)		(395,872)

Income for the period												4,033,725	4,033,725	(51,220)	3,982,505
Balances as of March 31, 2021	59,458	145	8,338,600	20,301	14,856,091	344,866	2,745,918	(395,872)	1,683,701	13,143	31,099,132	23,920,435	82,685,918	423,941	83,109,859

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2022	03.31.2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	3,134,142	3,982,505
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	1,541,573	1,842,821
Depreciation and amortization	1,838,371	1,499,465
Provisions	42,429	(1,352)
Exchange rate differences	(179,158)	(234,570)
Interest expense	164,539	154,241
Share-based payments	33,355	-
Income on disposal of property, plant and equipment	(15,298)	(30,420)
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	31,883	20,054
Changes in operating assets and liabilities
Inventories	(1,162,597)	(812,266)
Other receivables	18,502	(422,536)
Trade accounts receivable	(709,385)	(623,536)
Advances from customers	(389,204)	(34,134)
Accounts payable	(522,512)	261,259
Salaries and social security payables	291,288	254,934
Provisions	(39,749)	(14,367)
Tax liabilities	120,189	176,655
Other liabilities	(31,779)	(84,498)
Gain on net monetary position	(848,580)	(865,533)
Income tax paid	(1,011,343)	(525,855)
Net cash generated by operating activities	2,306,666	4,542,867

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazu Cementos S.A.	55,432	146,063
Proceeds from disposal of property, plant and equipment	1,446	57,536
Payments to acquire property, plant and equipment	(632,448)	(1,642,995)
Payments to acquire investments	-	(2,595,144)
Contributions to F.F.F.S.F.I.	(33,063)	(30,989)
Net cash used in investing activities	(608,633)	(4,065,529)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	887,580	136,883
Interest paid	(138,300)	(273,940)
Lease liabilities	(27,894)	(59,953)
Repayment of borrowings	(2,581,259)	(490,671)
Purchase of treasury shares	(609,074)	(395,872)
Net cash used in financing activities	(2,468,947)	(1,083,553)

Net decrease in cash and cash equivalents	(770,914)	(606,215)
Cash and cash equivalents at the beginning of the period	3,836,914	7,665,850
Effect of restating in constant currency of cash and cash equivalents	(115,295)	(55,633)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	64,597	(238,187)
Cash and cash equivalents at the end of the period	3,015,302	6,765,815

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 98, beginning January 1, 2022.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 10 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is held by Cofesur S.A.U. with 80%, the National State with a 16% interest, and 4% has been transferred by the latter to the workers through a trust created for such purpose.  Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession will end in March 2023. For this reason, the Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 29.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.

-	Last amendment registered to the bylaws: July 13th, 2021, under No. 10,675 Book 103 of Companies by shares.

-	Correlative Number of Registration with the IGJ: 1,914,357.

-	Tax identification number [CUIT]: 30-50053085-1.

-	Date of expiration: July 3, 2116.

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. Some of these shares are treasury shares as described in Note 19.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of March 31, 2022, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the three month periods ended March 31, 2022 and 2021 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 issued on March 7, 2022. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2021 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2021, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2021.

The results of operations for the three-month periods ended March 31, 2022 and 2021 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on May 6, 2022, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2021, issued on March 7, 2022.

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			03.31.22	12.31.21	03.31.21
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1) Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2022	12.31.2021

Current assets	1,042,397	1,243,120
Non-current assets	1,928,471	2,132,147
Current liabilities	1,658,041	1,783,080
Non-current liabilities	511,169	619,083
Equity attributable to the owners of the company	641,326	778,483
Non-controlling interests	160,331	194,621

	03.31.2022	03.31.2021
Three-month period
Sales revenues	1,636,522	1,476,904
Financial results, net	44,856	31,859
Depreciations	(385,130)	(292,774)
Income tax	86,404	(15,297)
Loss for the period (*)	(171,447)	(256,111)

(*) The net loss as of March 31, 2022 includes a gain of 5,407 from eliminations of intragroup transactions.

	03.31.2022	03.31.2021
Three-month period
Net cash generated by operating activities	138,548	120,989
Net cash used in investing activities	(224,155)	(73,305)
Net cash generated (used in) by financing activities	101,279	(28,209)
Financial and holding results generated by cash	(4,045)	(4,790)

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards and interpretations effective as of January 1, 2022, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

●	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of March 31, 2022, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2021.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

●	New standards

New standards and interpretations issued during the three-month period ended March 31, 2022 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2021.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

3.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2021, including those derived from the definition of the completion period of the current Ferrosur Roca S.A. concession mentioned in Notes 1 and 29.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

4.            REVENUES

	03.31.2022	03.31.2021
Three-month period
Sales of goods	26,309,806	27,738,959
Domestic market	26,301,614	27,725,688
External customers	8,192	13,271

Services rendered	911,124	819,032

(-) Bonus / Discounts	(7,911,142)	(8,121,972)
Total	19,309,788	20,436,019

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

5.            COST OF SALES

		03.31.2022		03.31.2021
Three-month period
Inventories at the beginning of the year		13,674,520		13,398,992
Finished products	690,801		825,258
Products in progress	2,327,714		1,576,711
Raw materials, materials, fuel and spare parts	10,656,005		10,997,023

Purchases and production expenses for the period		14,377,774		13,970,998

Inventories at the end of the period		(15,185,317)		(14,341,314)
Finished products	(659,758)		(887,663)
Products in progress	(3,554,290)		(2,179,011)
Raw materials, materials, fuel and spare parts	(10,971,269)		(11,274,640)

Cost of sales		12,866,977		13,028,676

The detail of production expenses is as follows:

	03.31.2022	03.31.2021
Three-month period
Fees and service fees	271,499	278,509
Salaries, wages and social security contributions	2,219,636	2,204,509
Transport and travelling expenses	94,591	91,221
Data processing	7,165	6,843
Taxes, contributions and commissions	261,815	283,597
Depreciation and amortizations	1,903,669	1,529,572
Preservation and maintenance costs	1,115,888	1,808,109
Communications	6,340	16,122
Leases	21,695	14,839
Employee benefits	56,591	56,057
Water, natural gas and energy services	3,747	2,715
Freight	1,440,821	1,363,323
Fuel	1,807,787	1,489,783
Insurance	43,448	40,505
Packaging	411,254	615,441
Electrical power	1,348,478	1,338,455
Contractors	1,093,474	1,043,627
Tolls	-	5,251
Canon (concession fee)	13,529	13,311
Security	75,980	62,478
Others	214,106	183,963
Total	12,411,513	12,448,230

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

6.            SELLING AND ADMINISTRATIVE EXPENSES

	03.31.2022	03.31.2021
Three-month period
Managers and directors compensation and fees	121,415	106,419
Fees and compensation for services	149,185	136,800
Salaries, wages and social security contributions	449,914	428,789
Transport and travelling expenses	16,961	12,042
Data processing	78,589	54,023
Advertising expenses	69,847	36,985
Taxes, contributions and commissions	419,106	428,857
Depreciation and amortizations	116,612	100,469
Preservation and maintenance costs	3,972	8,611
Communications	11,823	13,855
Leases	5,292	2,847
Employee benefits	15,970	11,084
Water, natural gas and energy services	856	1,139
Freight	279,780	263,403
Insurance	62,108	38,185
Allowance for doubtful accounts	6,158	-
Security	4,120	3,537
Others	15,149	26,557
Total	1,826,857	1,673,602

7.            OTHER GAINS AND LOSSES

	03.31.2022	03.31.2021
Three-month period
Gain on disposal of property, plant and equipment	15,298	30,420
Donations	(4,280)	(7,755)
Technical assistance services provided	843	3,211
Gain on tax credit acquired	20,758	7,415
Contingencies	(33,396)	(17,274)
Leases	26,800	47,083
Miscellaneous	4,078	3,145
Total	30,101	66,245

8.            TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

9.            FINANCIAL RESULTS, NET

	03.31.2022	03.31.2021
Three-month period
Exchange rate differences
Foreign exchange gains	-	101,902
Foreign exchange losses	(153,471)	(69,272)
Total	(153,471)	32,630

Financial income
Interest on borrowings
Unwinding of discounts on provisions and liabilities	1,606	-
Total	16,877	64,948
	18,483	64,948
Financial expenses
Interest from short-term investments	(346,115)	(405,808)
Interest on borrowings	-	(154,224)
Interest on leases	(7,739)	(19,500)
Tax interest	(5,126)	(4,196)
Unwinding of discounts on receivables	(35,036)	(35,770)
Others	(98,541)	(124,276)
Total	(492,557)	(743,774)

10.            INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

In this regard, Law No. 27,260, promulgated on June 16, 2021, incorporated modifications on the corporate income tax rate, establishing a tiered structure of the applicable rates based on the level of accumulated taxable net income for each company, which can be 25%, 30% and 35%; maintaining the tax of 7% on the distribution of dividends.

The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these must be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the accounting values and the tax will be reversed or used. For this reason, the Group has considered its tax projections to establish the estimate rate that will apply in each year, in order to determine the value of temporary items and tax losses based on the estimated term of reversion and consumption.

The reconciliation of income tax expense for the three-month periods ended March 31, 2022 and 2021 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2022	03.31.2021

Total profit before income tax expense	4,675,715	5,825,325
Statutory income tax rate	35%	30%
Income tax at statutory rate	(1,636,500)	(1,747,598)
Adjustments for calculation of the effective income tax:
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	101,341	175,877
Change in tax rate	-	(249,706)
Other non-taxable income or non-deductible expense, net	(6,414)	(21,394)
Total income tax expense	(1,541,573)	(1,842,821)

INCOME TAX
Current	(1,892,386)	(2,411,512)
Deferred	350,813	568,691
Total	(1,541,573)	(1,842,821)

Likewise, the breakdown of deferred income as of March 31, 2022 and December 31, 2021 is as follows:

	03.31.2022	12.31.2021
Deferred tax assets
Loss carryforward from subsidiary	253,031	298,533
Leases	-	3,426
Provisions	94,060	96,352
Other receivables	64,172	77,352
Salaries and social security payables	37,130	34,714
Other liabilities	99,691	85,448
Trade accounts receivable	4,828	2,025
Others	3,919	5,111
Total deferred tax assets	556,831	602,961

Deferred tax liabilities
Investments	(37,903)	(9,694)
Property, plant and equipment	(14,019,733)	(13,942,526)
Inventories	(1,676,260)	(1,504,695)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,077,254)	(1,755,714)
Others	(6,715)	(2,179)
Total deferred tax liabilities	(16,817,865)	(17,214,808)
Total net deferred tax liabilities	(16,261,034)	(16,611,847)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Three months
	03.31.2022	03.31.2021
Profit attributable to the owners of the parent company used in the calculation of earnings per share - basic and diluted	3,168,431	4,033,725

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	586,025	595,684

Basic and diluted earnings per share (in pesos)	5.4067	6.7716

12.            PROPERTY, PLANT AND EQUIPMENT

	03.31.2022	12.31.2021

Cost	221,944,839	221,430,822
Accumulated depreciation	(128,991,898)	(127,071,747)
Total	92,952,941	94,359,075

Land	1,190,071	1,190,071
Plant and buildings	15,587,622	15,922,736
Machinery, equipment and spare parts	66,461,421	67,253,702
Transport and load vehicles	1,614,847	1,726,578
Furniture and fixtures	98,929	110,234
Quarries	5,554,048	5,836,641
Tools	110,092	119,639
Construction in progress	2,335,911	2,199,474
Total	92,952,941	94,359,075

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

13.            INVENTORIES

	03.31.2022	12.31.2021
Non-current
Spare parts	4,023,353	3,782,816
Allowance for obsolete inventories	(208,408)	(203,250)
Total	3,814,945	3,579,566

Current
Finished products	659,758	690,801
Production in progress	3,554,290	2,327,714
Raw materials, materials and spare parts	6,100,481	6,034,368
Fuels	1,055,843	1,042,071
Total	11,370,372	10,094,954

14.            RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of March 31, 2022 and December 31, 2021 are as follows:

	03.31.2022	12.31.2021
Related companies:
InterCement Brasil S.A.
Accounts payable	(104,540)	(115,393)
InterCement Trading e Inversiones S.A.
Other receivables	281,629	306,607
Accounts payable	(22,896)	(25,271)
Intercement Participações S.A.
Other receivables	202,603	205,376
Accounts payable	(533,325)	(316,261)

Summary of balances as of March 31, 2022 and December 31, 2021 is as follows:

	03.31.2022	12.31.2021

Other receivables	484,232	511,983
Accounts payable	(660,761)	(456,925)

The transactions between the Group and related parties for the periods ended March 31, 2022 and 2021 are detailed as follows:

	03.31.2022	03.31.2021

InterCement Participações S.A. – Sales of services	11,375	43,940
InterCement Participações S.A. – Services received	(183,918)	(202,871)

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 96,904 and 77.891 for the three-month periods ended March 31, 2022 and 2021, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 25,637 and 48,408 during the three-month periods ended March 31, 2022 and 2021, respectively. Finally, during the current period, 10,069 ADRs were distributed within the framework of the aforementioned incentive programs.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of March 31, 2022 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

15.            OTHER RECEIVABLES

	03.31.2022	12.31.2021
Non-current
Advances to suppliers	565,937	561,348
Tax credits	84,145	96,004
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	213,389	210,673
Prepaid expenses	150,210	149,431
Guarantee deposits	-	70
Subtotal	1,013,681	1,017,526
Allowance for doubtful receivables	(213,389)	(210,673)
Total	800,292	806,853

	03.31.2022	12.31.2021
Current
Turnover tax credits	69,855	100,331
Value added tax	3,216	-
Other tax credits	-	16,124
Credit for sale of interest in Yguazu Cementos S.A.	277,469	357,504
Related parties’ receivables (Note 14)	484,232	511,983
Prepaid expenses	264,122	274,583
Guarantee deposits	856	993
Reimbursements receivable	12,729	13,922
Advances to suppliers	16,404	21,339
Salaries advances and loans to employees	8,603	11,176
Receivables from sales of property, plant and equipment	30,301	12,116
Miscellaneous	75,426	62,145
Total	1,243,213	1,382,216

16.            RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of March 31, 2022 and December 31, 2021 is as follows:

	03.31.2022	12.31.2021

Lease liabilities:
At the beginning of the period / year	365,299	929,962
Additions	1,081	66,434
Interest accrued in the period / year	7,739	50,125
Foreign exchange gain	(26,273)	(124,527)
Decrease	-	(351,557)
Payments	(27,894)	(205,138)
At the end of the period / year	319,952	365,299

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Right of use assets:
At the beginning of the period / year	359,678	783,856
Additions	1,081	66,434
Depreciations	(25,941)	(164,876)
Decrease	-	(325,736)
At the end of the period / year	334,818	359,678

17.            TRADE ACCOUNTS RECEIVABLE

	03.31.2022	12.31.2021

Accounts receivable	4,763,497	4,780,672
Accounts receivable in litigation	68,233	72,109
Notes receivable	23,443	35,634
Foreign customers	-	3,442
Subtotal	4,855,173	4,891,857
Allowance for doubtful accounts	(277,650)	(294,540)
Total	4,577,523	4,597,317

18.            INVESTMENTS

	03.31.2022	12.31.2021
Non-current
Investments in other companies
- Cementos del Plata S.A.	6,098	6,098
Total	6,098	6,098

Current
Short-term investments
- Mutual funds in pesos	2,744,982	1,410,299
- Fix-term deposits in pesos	-	2,042,735
- Public securities in pesos	2,122,770	2,281,176
Total	4,867,752	5,734,210

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	03.31.2022	12.31.2021

Capital	59,603	59,603
Adjustment to capital	8,358,901	8,358,901
Cost of treasury stock	(3,372,325)	(2,770,875)
Share-based payment plans	63,766	46,278
Treasury stocks trading premium	8,243	-
Share premium	15,200,957	15,200,957
Merger premium	2,745,918	2,745,918
Total	23,065,063	23,640,782

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Acquisition of treasury stock

During the previous year, the Company carried out various plans for the acquisition of treasury stock, as detailed in note 23 to the financial statements for the year ended December 31, 2021.

Acquisitions were carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

The purpose of the approved repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

On February 21, 2022, the last plan to acquire treasury stocks was finalized, having reached a purchase amount of 711 million corresponding to the purchase of shares and 10,069 ADRs. On January 5, 2022, 10,069 ADRs were distributed under the long-term incentive program (Note 14).

Until the date of issuance of these financial statements, the Company acquired 10,625,520 treasury stocks for a total amount of 3,372,325.

20.            BORROWINGS

20.1 Composition of borrowings

	03.31.2022				12.31.2021
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	-	106,495
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	-	7,422
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	-	849,405
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7,375%	Jan-22	-	769,815
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Mar-22	-	48,334
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3-Month Libor + 7,5%	Nov-23	761,038	932,474
Total borrowings in foreign currency				761,038	2,713,945

	03.31.2022				12.31.2021
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Loma Negra C.I.A.S.A.	49%	Apr-22	649	56,675
Overdrafts	Ferrosur Roca S.A.	35%	Apr-22	231,061	144,058
Total borrowings in local currency				231,710	200,733
Total				992,748	2,914,678

Summary of borrowings by Company:	03.31.2022	12.31.2021

Loma Negra C.I.A.S.A.	761,686	2,770,620
Ferrosur Roca S.A.	231,062	144,058
Total	992,748	2,914,678

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

20.3 Movements of borrowings

The movements of borrowings for the three-month period ended March 31, 2022 are as disclosed below:

Balances as of January 1, 2022	2,914,678
New borrowings	887,580
Interest accrued	(1,606)
Effect of exchange rate differences	(88,345)
Interest payments	(138,300)
Principal payments	(2,581,259)
Balances as of March 31, 2022	992,748

As of March 31, 2022, the long-term borrowings have the following maturity schedule:

Fiscal year
2023	323,452
Total	323,452

21.            ACCOUNTS PAYABLE

	03.31.2022	12.31.2021

Suppliers	4,133,508	4,786,748
Related parties (Note 14)	660,761	456,925
Accounts payable for investments in property, plant and equipment and intangible assets	1,406,207	1,933,732
Expenses accrual	1,736,072	1,964,563
Total	7,936,548	9,141,968

22.            PROVISIONS

	03.31.2022	12.31.2021

Labor and social security	121,904	123,461
Environmental restoration	373,765	389,435
Civil and others	140,685	145,604
Total	636,354	658,500

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2022	123,461	389,435	145,604	658,500
Increases (*)	1,839	(14,779)	9,283	(3,657)
Uses (**)	(3,396)	(891)	(14,202)	(18,489)
Balances as of March 31, 2022	121,904	373,765	140,685	636,354

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

23.            TAX LIABILITIES

	03.31.2022	12.31.2021

Income tax	3,334,712	2,929,827
Value added tax	599,115	582,932
Turnover tax	193,080	181,082
Other taxes, withholdings and perceptions	185,597	189,168
Total	4,312,504	3,883,009

24.            CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	03.31.2022	12.31.2021

Cash and banks	270,320	383,880
Short-term investments (Note 18)	2,744,982	3,453,034
Cash and cash equivalents	3,015,302	3,836,914

25.            FINANCIAL INSTRUMENTS

25.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	03.31.2022	12.31.2021

Debt (i)	992,748	2,914,678
Cash and cash equivalents	5,138,072	6,118,090
Net debt	(4,145,324)	(3,203,412)
Equity (ii)	86,720,657	84,162,234
Net debt to equity ratio	(0.05)	(0.04)

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.2 Categories of financial instruments

	03.31.2022	12.31.2021
Financial assets At amortized cost:
Cash and banks	270,320	383,880
Investments	2,122,770	4,323,911
Accounts receivable	5,458,536	5,556,050
At fair value through profit and loss:
Investments	2,744,982	1,410,299

Financial liabilities
Amortized cost	16,253,028	19,076,203

25.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 issued on March 7, 2022.

25.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2021 through March 31, 2022, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the three-month period ended March 31, 2022.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of March 31, 2022 and December 31, 2021, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 20.

25.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2022	12.31.2021
Liabilities
United States Dollars	2,571,929	4,850,202
Euro	131,798	141,202
Real	59	54

Assets
United States Dollars	1,213,460	1,300,980
Euro	39,360	20,939
Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of Euro

Loss for the period	339,617	23,109
Decrease in of shareholder's Equity	339,617	23,109

26.            NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the three-month periods ended March 31, 2022 and 2021, respectively:

	03.31.2022	03.31.2021

- Acquisitions of property, plant and equipment financed with trade payables	56,584	962,019
- Right of use of assets	1,081	3,923

27.            SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the continuing operations of its businesses as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

	03.31.2022	03.31.2021
Sales revenue
Cement, masonry cement and lime	16,179,556	11,317,458
Concrete	1,379,350	1,086,045
Railroad	1,547,650	913,801
Aggregates	375,509	128,860
Others	151,172	71,620
Inter-segment eliminations	(1,369,964)	(882,906)
Subtotal	18,263,273	12,634,878
Reconciliation - Effect from restatement in constant currency	1,046,515	7,801,141
Total	19,309,788	20,436,019

	03.31.2022	03.31.2021
Cost of sales
Cement, masonry cement and lime	8,958,029	6,043,045
Concrete	1,312,121	1,160,364
Railroad	1,478,140	905,802
Aggregates	375,262	132,460
Others	93,697	43,897
Inter-segment eliminations	(1,369,964)	(882,906)
Subtotal	10,847,285	7,402,662
Reconciliation - Effect from restatement in constant currency	2,019,692	5,626,014
Total	12,866,977	13,028,676

	03.31.2022	03.31.2021
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	1,467,041	840,303
Concrete	67,192	22,336
Railroad	84,024	54,984
Aggregates	4,020	1,600
Others	44,589	24,135
Subtotal	1,666,866	943,358
Reconciliation - Effect from restatement in constant currency	129,890	663,999
Total	1,796,756	1,607,357

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	03.31.2022	03.31.2021
Depreciation and amortization
Cement, masonry cement and lime	453,840	252,752
Concrete	10,587	16,811
Railroad	121,580	66,995
Aggregates	6,633	5,730
Others	1,250	1,122
Subtotal	593,890	343,410
Reconciliation - Effect from restatement in constant currency	1,218,540	1,107,986
Total	1,812,430	1,451,396

	03.31.2022	03.31.2021
Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	5,754,486	4,434,110
Concrete	37	(96,655)
Railroad	(14,514)	(46,985)
Aggregates	(3,773)	(5,200)
Others	12,886	3,588
Subtotal	5,749,122	4,288,858
Reconciliation - Effect from restatement in constant currency	(1,103,067)	1,511,128
Total	4,646,055	5,799,986

Reconciling items:
Tax on bank accounts debits and credits	(191,375)	(193,998)
Financial results, net	221,035	219,337
Income tax	(1,541,573)	(1,842,820)
Net profit for the year	3,134,142	3,982,505

In relation to the segregation of the results by geographic segment, the Group carries out 99,93% of its activities and operations in Argentina.

No customer has contributed 10% or more of the Group´s revenue for the three-month periods ended March 31, 2022 and 2021, respectively.

28.            COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2021.

Likewise, the Group has agreed not to operate in the territory of Paraguay for five years from August 2020 and to provide certain assistance in the transition to the new direction in control of Yguazu Cementos for a period of 36 months.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

29.            FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén, and Bahía Blanca.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and originally provides for an extension of 10 additional years.

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018, and in line with the bidding terms and conditions and the concession agreement.

On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,136, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of open access system on the day following expiration of the last concession contract (of the three private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches that allow it when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.

On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires.  Therefore, the railway concession operated by the Company will expire at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.

As a consequence, the Group understands that, at the end of its concession, it will continue to provide the cargo transport rail services it currently provides but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018.  To this end, the Group will have to readjust various operational issues once it hands over control of the railway infrastructure linked to its current concession to the National State. The Group's Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

As of the date of issuance of these consolidated financial statements, a number of regulations are still pending definition by the National State on which the railway operators scheme will operate as of March 2023, the date on which the current concession managed by Ferrosur Roca S.A. will end, together with the negotiations to implement the operator contracts with the different parties involved.

In this context, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Company a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus the related tolls; no significant changes are expected in the rest of matter matters and activities compared to the current business model of Ferrosur Roca S.A. In addition, the Group´s assessment of the new business model has included estimation of the term for the provision of rail services, the routes and businesses that would be assigned, the future demand for rail freight services, and the allocation of fixed and variables costs in the new cost structure of Ferrosur Roca S.A., among other issues.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

Finally, the Group has reassessed all accounting estimates associated with the end of the current concession, including delivery and control of the railway infrastructure and associated contracts in order to conclude the concession scheme as well as adjustment of its operating model to the new scheme as a rail operator.  No significant impact is expected to date. The Group will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.

30.            THE ARGENTINE ECONOMIC CONTEXT

On November 14, 2021, the mid-term general legislative elections took place, and the outcome was contrary to the governing party, with a nationwide differential of almost nine points with respect to the main opposition alliance, and a loss of almost fifteen points as compared to the votes obtained in the 2019 presidential elections. After the electoral result became known, President Alberto Fernandez anticipated the sending and treatment at the National Congress of a bill articulating the multi-year economic program, including the agreement with the International Monetary Fund and a realistic budget that is plausible from a market perspective.

The central issues of the macroeconomic scenario in Argentina are as follows:

-
Due to the crisis unleashed by the COVID-19 pandemic, the Argentine economic activity was more affected than other economies in the region due to its previous macroeconomic weakness. The loosening of restrictions during 2021 and up to March 2022, due to the drop in infections, and the expansion of public spending, focused on expanding consumption, caused the economy to react by growing at a rate of approximately 10% in 2021, although still below the 2019 average activity levels.

-
The initial impact of the pandemic and social distancing measures on the economy and household income also affected poverty levels, with the poverty rate reaching 40.6% in 2021 and involving 18.8 million people nationwide.

-
The primary fiscal deficit accelerated mainly due to the economic measures taken by the national government, which generated a monetary imbalance driven by money printing to increase the money supply as a way of financing the expansion of spending used for subsidies to mitigate the effects of COVID-19, social plans, and government employment, among other issues.

-	The national consumer price index published by INDEC accumulated 16,1% in 2022 and 50.94% for the year 2021.

31.            EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) as a pandemic. The public health emergency situation has spread practically throughout the world and different countries have taken various measures to tackle this.

As the pandemic took hold, the National Executive Branch issued a number of measures intended to restrict or suspend commercial operations, restrict travel, and set up social distancing measures. These restrictions have been loosening, or disappearing, during 2021 and 2022.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

As a result, the Group adopted various measures to mitigate the effects of this situation, such as: (i) adapting the level of its operations based on market demand; (ii) implementing the use of remote work for administrative employees of the Group; and (iii) creating a crisis committee to monitor and evaluate the implementation of measures aimed at mitigating the effects of this pandemic.

The Group Management estimates that this situation will not generate a significant adverse impact on future operations, but the uncertainties regarding the effects, extent and duration of this situation do not allow a reasonable estimate of the potential impacts as of the date of issuance of these financial statements, which will depend on the significance of the health emergency and the success of the measures adopted and to be adopted in the future.

32.            OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.

33.            SUBSEQUENT EVENTS

The Group has considered events after December 31, 2021, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through May 6, 2022, the date when the consolidated financial statements were available for issue.

33.1            Payment of dividends

On April 14,2022, the board of directors of the company approved the payments of dividends amount of 5,150 million to allocating a part of the Optional reserve for Future Dividends, equivalent to a dividend of Ps. 8.797388907640520 per share.

The board of directors also communicated that as a general principle the payment of such dividends will be made to all Shareholders in ARS. However, it will be granted to all Shareholders the option of (a) receiving payment of their proportion in the dividends through the delivery of the equivalent amount of USD resulting of the conversion of the proportional amount of the original dividend in ARS to USD through the Reference Exchange Rate of the Central Bank of the Republic Argentina – Communication “A” 3500 corresponding to the close of the immediate trading day prior to April 26, 2022 or (b) to receive payment in USD through Caja de Valores S.A., in each respective Shareholders’ local bank or in a bank account abroad.

The dividends were fully paid as of the end of April 2022.

33.2            New loan

On April 24, 2022, Loma Negra C.I.A.S.A. was granted new loan agreement with Industrial and Commercial Bank of China (Dubai Branch) for USD 56 million, payable in equal amortizations on months 21, 24 and 27. This loan accrues interest at LIBOR (3 months) plus 8%, payable on a quarterly basis and counts with a guarantee provided by InterCement up to the 51% of the loan.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

33.3 Annual shareholders’ meeting

The annual shareholders’ meeting held on April 27, 2022, approved (i) to allocate the sum of 6,586 million (in December 31, 2021 currency) to the Optional Reserve for Future Dividends; and (ii) to delegate to the Board of Directors the power to totally or partially disaffect and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends depending on the evolution of the business and the regulatory restrictions and limitations until the next annual shareholders meeting that will consider the financial statements corresponding to the year ending December 31, 2022.

INFORMATION REPORT

1. ACTIVITIES OF THE COMPANY

During the current period Loma Negra C.I.A.S.A. and its subsidiaries dispatched 1,475,657 tons of cement and lime, and their net sales amounted to 19,309,788. Dispatches overall were 7% higher from those for the same period of the prior year.

Gross income amounted to 6,442,811 and the total comprehensive income for the three-month period was 3,134,142. Said income accounts for a 21% decrease compared to the comprehensive income for the same period of the prior year.

On April 14, 2002, the Company's Board of Directors approved the payment of a cash dividend for a total amount of 5,150,000 through the partial reversal of the Reserve for future distribution of dividends, equivalent to a dividend of 8,797388907640520 per share.

The dividend was made available on April 26, 2022

On April 24, 2022, Loma Negra entered into a new loan agreement with the Industrial and Commercial Bank of China (Dubai Branch) for USD 56 million to be paid in three equal installments in months 21, 24 and 27. Interest accrues at a variable nominal rate based on the libo rate plus a plus of 8% to be paid quarterly. This loan is guaranteed by Intercement up to 51% of its amount.

The Ordinary General Shareholders' Meeting, held on April 27, 2022, approved (i) allocate 6,586,000 to increase Optional Reserve for future dividends; and (ii) delegate to the Board of Directors the power to fully or partially withdraw and distribute in cash, one or more times, the amount in constant currency of the Optional Reserve for Future Dividends based on the evolution of the business and the regulatory restrictions and limitations. until the next annual shareholders' meeting that will consider the financial statements for the year ended December 31, 2022.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF  MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2. EQUITY STRUCTURE, COMPARATIVE (*)

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Current assets	22,329,180	27,205,701	24,657,135	26,068,550	31,654,353
Non-current assets	98,273,934	98,778,967	99,638,275	85,012,179	60,760,603
Total assets	120,603,114	125,984,668	124,295,410	111,080,729	92,414,956

Current liabilities	16,217,573	28,035,565	26,768,836	35,952,487	25,743,145
Non-current liabilities	17,664,884	14,839,248	18,003,351	15,645,185	18,918,165
Total liabilities	33,882,457	42,874,813	44,772,187	51,597,672	44,661,310

Non-controlling interests	160,332	423,937	475,159	478,387	643,804
Shareholders’ equity attributable to owners of the company	86,560,325	82,685,918	79,048,064	59,004,670	47,109,842
Total shareholders’ equity	86,720,657	83,109,855	79,523,223	59,483,057	47,753,646

3. STRUCTURE OF RESULTS, COMPARATIVE (*)

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Gross income	6,442,811	7,407,343	4,601,060	6,247,537	4,905,523
Selling and administrative expenses	(1,826,857)	(1,673,602)	(1,322,054)	(1,976,456)	(1,734,198)
Other gains and losses	30,101	66,245	96,895	(7,586)	15,421
Tax on bank accounts debits and credits	(191,375)	(193,998)	(226,118)	(364,350)	(335,556)
Financial results, net	221,035	219,337	(884,564)	(259,769)	(80,911)
Profit before tax	4,675,715	5,825,325	2,265,219	3,639,376	2,770,279
Income tax	(1,541,573)	(1,842,820)	(714,617)	(624,185)	(712,344)
Net profit for the period	3,134,142	3,982,505	1,550,602	3,015,191	2,057,935

Net profit for the period from discontinued operations	-	-	397,607	487,984	314,030
Net profit for the period	3,134,142	3,982,505	1,948,209	3,503,175	2,371,965

Net profit for the period attributable to:
Owners of the company	3,168,431	4,033,725	1,896,790	3,328,075	2,202,126
Non-controlling interests	(34,289)	(51,220)	51,419	175,100	169,839

Other comprehensive income
Due to exchange differences	-	-	(257,553)	(31,128)	33,152
Total other comprehensive income for the period	-	-	(257,553)	(31,128)	33,152
Total comprehensive income for the period	3,134,142	3,982,505	1,690,656	3,472,047	2,405,117

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
OVERVIEW OF THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF  MARCH 31, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

4. COMPARATIVE CASH FLOWS STRUCTURE (*)

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Net cash flows generated by / (used in) operating activities	2,306,666	4,542,867	248,005	1,166,248	(376,290)
Funds used in investing activities	(608,633)	(4,065,529)	(8,932,471)	(6,242,584)	(4,616,135)
Funds (used in) generated by financing activities	(2,468,947)	(1,083,553)	8,944,148	(361,772)	(589,247)
Total funds (used in) / generated by during the period	(770,914)	(606,215)	259,682	(5,438,108)	(5,581,672)

5. STATISTICAL DATA (*) (In tons)

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018

Production volume (**)	1,447,935	1,370,220	978,534	1,370,677	1,572,522

Sales volume (**)
Argentina	1,474,679	1,382,980	1,001,303	1,369,970	1,580,773
Abroad	978	1,178	1,664	1,607	1,607
Total	1,475,657	1,384,158	1,002,967	1,371,577	1,582,380

6. INDEXES

	03.31.2022	03.31.2021	03.31.2020	03.31.2019	03.31.2018
Liquidity	1.38	0.97	0.92	0.73	1.23
Solvency	2.56	1.94	1.78	1.15	1.07
Capital immobilization	0.81	0.78	0.80	0.77	0.66

7. FUTURE PROSPECTS (**)

Forecasts for the Argentine economy show a GDP interannual growth for 2022 of about 3%, subject to the resolution of short-term macroeconomic challenges. It could be expected that the construction sector in general and the demand for cement in particular, will show growth in line with the development of the Argentine economy after having reached dispatch levels close to the historical record in 2021.

(*) The information presented for comparative purposes has been modified to give retroactive effect to the deconsolidation of the Yguazu Cementos S.A. operation. discontinued as of August 21, 2020.

(**) Information not examined or covered by the Review Report.